August 5, 2020

Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	LiquidPiston, Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
Filed July 27, 2020
File No. 024-11219

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated August 4, 2020 regarding the Offering Statement of LiquidPiston, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A/A filed July 27, 2020

Plan of Distribution and Selling Securityholders

Commissions and Discounts, page 30

1.	Your Commissions and Discounts table does not appear to be footing correctly. Please revise or advise.

We believe the table is correct. The added row regarding the price per share plus the investor fee was prepared based on conversations that CrowdCheck Law had with the Staff in the Office of Small Business Policy regarding the fee and a comment that the Staff issued in connection with the Regulation A offering statement of Called Higher Studios, Inc. We understand that the Staff’s position is that the fee should be included in the maximum offering amount and count as part of the $50 million rolling 12-month maximum that an issuer may offer under Regulation A. However, the amount paid by investors to StartEngine Primary does not count as a discount or commission nor as proceeds to the issuer.

As a result, the final row of the table ("Total Maximum") includes the aggregate $874,999.13 fee that investors may pay to StartEngine Primary in the "Price to Public" column, but this fee is not included in the other three columns of the table.  Therefore, adding the Underwriting Discount and Commissions ($874,999.13), which is based on the total 555,555 shares available in the offering, plus the Proceeds to Issuer ($20,506,240.35) plus the Proceeds to Other Persons ($3,618,735.53) yields $24,999,975.  The difference between this value ($24,999,975) and the Total Maximum Price to Public ($25,874,974.13) is the aggregate StartEngine Investor Fee ($874,999.13), which was included in the Price to Public column.

The Company has added an explanation on the cover that the $874,999.13 paid by investors to StartEngine Primary is included in Total Maximum Price to Public but not included in Proceeds to Issuer.

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General

2.	Please consider including risk factor disclosure regarding investing with a credit card. Please refer to SEC’s Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination.

The Company has added a risk factor as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of LiquidPiston, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:    Alec Shkolnik

Chief Executive Officer

LiquidPiston, Inc.

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